Mr. Tom Kluck, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

August 26, 2011

RE:	AmREIT Monthly Income & Growth Fund IV, L.P. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 File No. 000-53203

Dear Mr. Kluck,

This letter sets forth the responses of AmREIT Monthly Income & Growth Fund IV, L.P. (the “Partnership”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated August 15, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business, Page 2

1.	Comment: We note you have disclosed annualized base rent per square foot within your table on page 3. Please tell us whether your leases contain material tenant concessions or abatements. If so, in future Exchange Act periodic reports, please present average effective rent per square foot as well and footnote your table to explain how average effective rent is calculated.

Response: In response to the Staff's comment, the Partnership confirms that its current leases do not have material tenant concessions or abatements. In future Exchange Act periodic reports, the Partnership will clarify that its leases do not have material concessions or abatements.

Tenant Quality Monitoring, page 6

2.	Comment: We note your disclosure on page 7 that you typically enter into net leases with your tenants and your disclosure on page 6 that you seek tenants which have a Moody’s debt rating of Baa3 or above or a Standard & Poor’s credit rating or BBB- or above. In future Exchange Act periodic reports, please provide a distribution of current tenant public credit ratings.

Response: In response to the Staff's comment, we seek such debt and credit ratings where we can, primarily for our anchor tenants; however, we also have tenants, primarily non-anchor tenants, that are not rated or that have debt and credit ratings that are not public. In future Exchange Act periodic reports, the Partnership will clarify that we seek such credit ratings primarily for our anchor tenants and it will provide a distribution of current tenant credit ratings to the extent such ratings are public.

Properties

Development of Our Real Estate Investments, page 16

3.	Comment: For each of your material redevelopments, in future Exchange Act periodic reports, please disclose the anticipated completion date, costs incurred to date, and budgeted costs for the project. For your completed developments such as Casa Linda Plaza, please clarify whether your total renovation cost includes the cost of leasing the property.

Response: In response to the Staff's comment, in future Exchange Act periodic reports, the Partnership will provide the requested disclosure and will clarify whether our total renovation costs for completed developments include the cost of leasing the property.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 18

4.	Comment: We note your disclosure on page 11 of your Form 10-Q that your Cambridge & Holcombe joint venture defaulted on its loan in the amount of $8.1 million due to mature in 2011 and that you have executed a forbearance agreement with the lender. Please tell us if you expect this default will affect your future ability to raise capital. Please note that your Liquidity and Capital Resources section should identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.

Response: In response to the Staff's comment, the Partnership respectively advises the Staff that it does not believe the Cambridge & Holcombe joint venture debt default will impact the Partnership’s ability to raise future capital. The debt on Cambridge & Holcombe joint venture is collateralized and secured by real property which has an appraised value in excess of the debt balance. Therefore, the Partnership does not believe it will be required to make any cash payments to settle the debt in the event the Cambridge & Holcombe joint venture is unable to continue to extend or refinance the debt and required to sell or forfeit the property. The Partnership’s net investment balance in the Cambridge & Holcombe joint venture could be subject to risk of loss; however, the investment balance is approximately $225,000 and not material to the Partnership.

Further, the Partnership advises the Staff that it is a closed-end investment vehicle that does not intend to raise future equity capital, and, to date, its source of debt capital has been limited to secured debt placed on its individual properties. However, the Partnership recognizes its current and anticipated liquidity challenges and believes it has adequately disclosed them in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition, its Results of Operations and in Note 1 of the notes to consolidated financial statements.

The Partnership acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking action with respect to the filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should you have any further questions or need additional information, please do not hesitate to contact me at (713) 860-4924.

Sincerely,

/s/ Chad C. Braun
Chad C. Braun
Chief Operating Officer/Chief Financial Officer
AmREIT, Inc.